vtech

Exempted No. : 82-3565
Our Ref. No. : PF221-49/04
Direct Line : (852) 2680 1705 / 2680 5002
Fax No. : (852) 2680 5277
(Please contact Lydia CHUNG / Winnie SO)

RECEIVED 2004 JUL 14 A 10:32 OFFICE OF INTERNATIONAL CORPORATE FINANCE

VTech Corporate Services Ltd

04035482

12th July 2004

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of the Notice of Annual General Meeting Announcement of VTech Holdings Limited dated 9th July 2004 as published in an English newspaper in Hong Kong on 12th July 2004 for your filing.

Yours faithfully

Lydia CHUNG
Senior Manager
Legal & Compliance

PROCESSED
JUL 16 2004
THOMSON FINANCIAL

Encl.

c.c. Ms. Kathy Jiang
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

7/14

BEST AVAILABLE COPY

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock Code: 303)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held on Friday, 13th August 2004 at 3:30 p.m. (Hong Kong time) at Lotus Room, 6th Floor, The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong in order to transact the following business:

ORDINARY BUSINESS

1. "To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2004."
2. "To declare a final dividend for the year ended 31st March 2004."
3. "To re-elect Raymond CH'IEN Kuo Fung and William FUNG Kwok Lun as directors and to authorize the Board of Directors to fix the remuneration of the Directors."
4. "To re-appoint Messrs. KPMG as the auditors and to authorize the Board of Directors to fix their remuneration."

SPECIAL BUSINESS

Resolutions 5 to 7 will be proposed as ordinary resolutions of the Company and Resolution 8 will be proposed as a special resolution of the Company:

5. "THAT:

(a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to repurchase ordinary shares of US$0.05 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited ("Stock Exchange") subject to and in accordance with all applicable laws and the provisions of, in the manner specified in the Rules Governing the Listing of Securities on the Stock Exchange be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed; and

(c) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2005, or (ii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting."

6. "THAT:

(a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to allot, issue and deal with additional authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in paragraph (c) below, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2005, or (ii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, this authority shall allow the Company before the expiry of this authority to make or grant offers, agreements and options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after such expiry and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and options as if the authority conferred hereby had not expired;

(c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

(i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's bye-laws; and

(d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors

(n) by substituting the existing bye-law 103(C) with the following new bye-law 103(C):

"(C). (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associate is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which he is the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company or in which the Director together with any of his associates (as defined by the rules, where applicable, of the Designated Stock Exchange) and any of/or his associate(s) is/are not in aggregate beneficially interested in five (5) per cent or more of the issued shares or of the voting rights of any class of shares of such company (or of any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal or arrangement concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded generally to the class of persons to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(3) Where a company in which a Director together with and/or his associate(s) holds five (5) per cent. or more is/are materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.;"

(o) by substituting the existing bye-law 103(E) with the following new bye-law 103(E):

"(E) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting, such question shall be decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.";

(p) by deleting the words "not less than seven nor more than forty-two days (inclusive of the date on which the notice is given) before the date appointed for the meeting" appearing in bye-law 113(C) and by inserting the following words at the end of bye-law 113(C) before the full stop".":

"provided that the minimum length of the period, during which such notice(s) are given, shall be at least seven (7) days and that the period for lodgment of such notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting."

(q) by inserting, in bye-law 156(A), after the words "Subject to Section 88 of the Act", the following words:

"and Bye-law 156A"

7. "THAT conditional on the passing of Resolution 5 in the notice convening this meeting, the general mandate granted to the Directors and for the time being in force to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 5, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

8. "THAT the bye-laws of the Company be amended as follows:

(a) by inserting the following new definitions in bye-law 1:

"associate	the meaning attributed to it in the rules of the Designated Stock Exchange.
clearing house	a clearing house recognized by the laws of Hong Kong and The Stock Exchange of Hong Kong Limited.
document being executed	references to a document being executed include references to it being executed under hand or under seal or by electronic signature or by any other method and references to a notice or document include a notice or document recorded or stored in any digital, electronic, electrical, magnetic or other retrievable form or medium and information in visible form whether having physical substance or not.
Designated Stock Exchange	a stock exchange which is an appointed stock exchange for the purposes of the Act in respect of which the shares of the Company are listed or quoted and where such appointed stock exchange deems such listing or quotation to be the primary listing or quotation of the shares of the Company.
Statutes	the Act and every other act of the Legislature of Bermuda for the time being in force applying to or affecting the Company, its memorandum of association and/or these Bye-laws.";

(b) by substituting the existing definitions of "writing" and "printing" appearing in bye-law 1 with the following definitions:

""writing" or "printing" shall, unless the contrary intention appears, be construed as including printing, lithography, photography and other modes of representing words or figures in a visible form, and including where the representation takes the form of electronic display, provided that both the mode of service of the relevant document or notice and the Member's election comply with all applicable Statutes, rules and regulations;"

(c) by substituting the existing bye-law 3(A) with the following new bye-law 3(A):

"(A) The share capital of the Company at the date on which these Bye-laws come into effect shall be divided into shares of US$0.05 each.";

(d) by substituting the existing bye-law 58(B) with the following new bye-law 58(B):

"The Company may from time to time by special resolution, subject to any confirmation or consent required by law, reduce its authorised or issued share capital or, save for the use of share premium as expressly permitted by the Act, any share premium account or other undistributable reserve."

(e) by inserting in bye-law 10 after the words "Subject to the provisions of the Companies Act and of these Bye-laws" with the following words:

"any direction that may be given by the Company in general meeting and, where applicable, the rules of any Designated Stock Exchange";

(f) by inserting the following sentence at the end of bye-law 13(C):

"The register of members including any overseas or local or other branch register of Members may, after notice has been given by advertisement in an appointed newspaper and where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect, be closed at such times or for such periods not exceeding in the whole thirty (30) days in each year as the board may determine and either generally or in respect of any class of shares."

(g) by deleting the existing bye-law 35 in its entirety and replacing therewith the following new bye-law 35:

"35. Subject to these Bye-laws, any member may transfer all or any of his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time."

(h) by inserting, in bye-law 42, after the words "The registration of transfers may", the following words:

", after notice has been given by advertisement in an appointed newspaper and, where applicable, any other newspapers in accordance with the requirements of any Designated Stock Exchange or by any means in such manner as may be accepted by the Designated Stock Exchange to that effect";

(i) by inserting the following sentence at the end of bye-law 75:

"A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.";

(j) by substituting the existing bye-law 80 of the Company's bye-laws with the following new bye-law 80:

"80. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye laws, at any general meeting on a show of hands every member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every member present in person or by proxy or, in the case of a member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands.";

(k) by inserting the following new bye-law 84(C):

"(C) Where the Company has knowledge that any member is, under the rules of the Designated Stock Exchange, required to abstain from "(C) Where the Company has knowledge that any member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such member in contravention of such requirement of restriction shall not be counted.";

(l) by inserting the following words at the end of bye-law 85:

"In addition, proxy or proxies representing either a member who is an individual or a member which is a corporation shall be entitled to exercise the same powers on behalf of the member which he or they represent as such member could exercise.";

(m) by substituting the existing bye-law 92A of the Company's bye-laws with the following new bye-law 92A:

"92A. Where a member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands.";

(r) by inserting, in bye-law 156(B) after the words "not less than twenty-one days before the date of the meeting" [illegible] as the notice of the meeting";

(s) by inserting the following new bye-law 156A:

"156A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 156 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon."

(t) by inserting the following new bye-law 156B:

"156B. The requirement to send to a person referred to in Bye-law 156 the documents referred to in that provision or a summary financial report in accordance with Bye-law 156A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 156 and, if applicable, a summary financial report complying with Bye-law 156A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(u) by substituting the words "Any notice or document may be served by the Company on any member either personally or by sending it through the post in prepaid letter addressed to such member at his registered address as appearing in the register or by advertisement in a leading English language national daily newspaper circulating in the relevant territories including also, in the case of Hong Kong, a leading Chinese language daily newspaper circulating in Hong Kong." appearing in the beginning of bye-law 160 with the following words:

"Any notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such notice and document may be served or delivered by the Company on or to any member either personally or by sending it through the post in a prepaid envelope addressed to such member at his registered address as appearing in the register of members or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the notice being duly received by the member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the member by any of the means set out above.";

(v) by substituting the existing bye-law 162 with the following new bye-law 162:

"162. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a member on the day following that on which a notice of availability is deemed served on the member;

(c) if served or delivered in any other manner contemplated by these Bye-laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

and

(w) by inserting the following new bye-law 166A:

"166A. For the purposes of these Bye-laws, a cable or telex or facsimile or electronic transmission message purporting to come from a holder of shares or, as the case may be, a Director or alternate Director, or, in the case of a corporation which is a holder of shares from a director or the secretary thereof or a duly appointed attorney or duly authorised representative thereof for it and on its behalf, shall in the absence of express evidence to the contrary available to the person relying thereon at the relevant time be deemed to be a document or instrument in writing signed by such holder or Director or alternate Director in the terms in which it is received.",

and that the directors be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion, deem fit in order to effect and complete any of the foregoing.

As at the date of this announcement, the Board of Directors of the Company comprises two Executive Directors, namely Mr. Allan WONG Chi Yun, Mr. Albert LEE Wai Kuen and four Independent Non-executive Directors, namely Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun, Mr. Michael TIEN Puk Sun and Mr. Patrick WANG Shui Chung.

By Order of the Board
CHANG Yu Wai
Company Secretary

Hong Kong, 9th July 2004

Notes:

1. Any member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the form of proxy must be deposited with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited of Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the Meeting or any adjournment thereof.

3. The Register of Members of the Company will be closed from 9th August 2004 to 13th August 2004 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates should be lodged with Computershare Hong Kong Investor Services Limited at the address mentioned above for registration no later than 4:00 p.m. (Hong Kong time) on 8th August 2004.